# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Usio, Inc., CIK 0001088034
CUSIP: 917313108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3611 Paesanos Parkway, Suite 300, San Antonio, Texas (TX), 78231
Date of event which requires filing of this statement: 03/10/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001137881

## Reporting persons
- Whittier Holdings, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Nevada (NV); member of a group; sole voting power 0; shared voting power 2,713,852; sole dispositive power 0; shared dispositive power 2,713,852; aggregate amount beneficially owned 2,713,852 (9.83% of the class)
  Comment: (1) Includes 2,713,852 shares held by Whittier Trust Company for the benefit of National Services, Inc. ("NSI"). Whittier Holdings, Inc. is the parent holding company of Whittier Trust Company.
  
  (2) Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and based on 27,595,994 shares of Common Stock outstanding as of May 11, 2026 as reported in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed by the Issuer on May 13, 2026.
- Whittier Trust Company: type of reporting person: bank (BK); citizenship or place of organization: California (CA); member of a group; sole voting power 0; shared voting power 2,713,852; sole dispositive power 0; shared dispositive power 2,713,852; aggregate amount beneficially owned 2,713,852 (9.83% of the class)
  Comment: (1) Includes 2,713,852 shares held by Whittier Trust Company for the benefit of National Services, Inc. ("NSI").
  
  (2) Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and based on 27,595,994 shares of Common Stock outstanding as of May 11, 2026 as reported in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed by the Issuer on May 13, 2026.

## Item 1. Issuer
Name of issuer: Usio, Inc.
Address of issuer's principal executive offices: 3611 Paesanos Parkway, Suite 300, San Antonio, Texas 78231

## Item 2. Person Filing
Name of person filing:
(i) Whittier Holdings, Inc., a Nevada corporation and holding Company of WTC and WTCN ("WHI");
(ii) Whittier Trust Company, a California corporation and a California state chartered trust company ("WTC").
Address of principal business office or, if none, residence: The address of the principal business office of WHI is 100 W. Liberty St., Suite 890, Reno, NV 89501. The address of the principal business office of WTC is 177 E. Colorado Blvd., Suite 800, Pasadena, CA 91105.
Citizenship:
WHI is a Nevada corporations.
WTC is a California corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), parent holding company or control person (HC), group (OO)

## Item 4. Ownership
Amount beneficially owned: 2,713,852 shares of Common Stock (1)
Percent of class: 9.83% (2)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,713,852 shares of Common Stock (1)
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,713,852 shares of Common Stock (1)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Whittier Trust Company holds 2,713,852 shares on behalf of and for the benefit of NSI.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: WHI is classified as a holding company (HC), and WTC is classified as a bank (BK). See the item 2.a. above for further details.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
A. Agreement of Joint Filing

## Signatures
- Whittier Holdings, Inc.: /s/ Robert Renken, Robert Renken, Vice President (05/18/2026)
- Whittier Trust Company: /s/ Robert Renken, Robert Renken, Executive Vice President (05/18/2026)